UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2021

 GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ⌧ Form 40-F ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐  No ⌧
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐  No ⌧

Investor Relations PRESS RELEASE

Televisa Reports Third Quarter 2021 Results

Consolidated

•	Revenue and Operating Segment Income (“OSI”) grew by 9.1% and 4.2%, respectively.
Cable

•	Revenue and OSI increased by 5.8% and 5.6%, respectively.
•	Net-adds of 52.0 thousand Revenue Generating Units (“RGUs”), reaching 14.4 million.
•	Plan to pass 2 million homes with FTTH this year is on track, with a 65% completion.
Sky

•	Added 26.8 thousand RGUs, closing the quarter with 8.2 million.
•	Revenue fell by 2.5%, with a lower margin due to the amortization of sporting events.
Content

•	Revenue and OSI increased by 13.4% and 2.9%, respectively, driven by strong advertising activity by the private sector.
•	Our flagship network, Las Estrellas, had 2.7x the average ratings[1] of its closest competitor.

Earnings Call Date and Time: Friday, October 22, 2021, at 09:00 A.M. ET.
Conference ID # is 7486362
From the U.S.: +1 (833) 353 0403	From Mexico: 800 926 9147
International callers: +1 (630) 652 5765	Rebroadcast: +1 (855) 859-2056

The teleconference will be rebroadcast starting at 12:00 ET on October 22 through midnight on
November 5

1 Monday to Sunday from 2:30 p.m. to 10:30 p.m.

Consolidated Results

Mexico City, October 21, 2021 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the third-quarter of 2021. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2021 and 2020, in millions of Mexican pesos:

	3Q’21	Margin %	3Q’20	Margin %	Change %
Net sales	26,127.9	100.0	23,943.0	100.0	9.1
Net income	1,067.7	4.1	3,639.6	15.2	(70.7)
Net income attributable to stockholders of the Company	760.6	2.9	3,349.7	14.0	(77.3)
Segment net sales	28,044.9	100.0	25,821.7	100.0	8.6
Operating segment income (1)	10,969.0	39.1	10,531.4	40.8	4.2
(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net sales increased by 9.1% to Ps.26,127.9 million in the third quarter of 2021 compared with Ps.23,943.0 million in the third quarter of 2020. Operating segment income increased by 4.2% to Ps.10,969.0 million with a margin of 39.1%.

Net income attributable to stockholders of the Company decreased by 77.3% to Ps.760.6 million in the third quarter of 2021 compared with Ps.3,349.7 million in the third quarter of 2020. The net decrease of Ps.2,589.1 million reflected (i) a Ps.5,202.0 million unfavorable change in finance income or expense, net; (ii) a Ps.959.7 million unfavorable change in other income or expense, net; (iii) a Ps.111.9 million increase in depreciation and amortization; and (iv) a Ps.17.2 million increase in net income attributable to non-controlling interests.

These unfavorable variances were partially offset by (i) a Ps.2,007.8 million decrease in income taxes; (ii) a Ps.1,360.2 million favorable change in share of income or loss of associates and joint ventures, net; and (iii) a Ps.333.7 million increase in operating income before depreciation and amortization and other income or expense, net.

Third-quarter Results by Business Segment

The following table presents third-quarter consolidated results ended September 30, 2021 and 2020, for each of our business segments. Consolidated results for third-quarter of 2021 and 2020 are presented in millions of Mexican pesos.

Net Sales	3Q’21%		3Q’20%		Change %
Cable	12,066.6	43.0	11,407.9	44.2	5.8
Sky	5,459.4	19.5	5,597.9	21.7	(2.5)
Content	9,109.8	32.5	8,033.4	31.1	13.4
Other Businesses	1,409.1	5.0	782.5	3.0	80.1
Segment Net Sales	28,044.9	100.0	25,821.7	100.0	8.6
Intersegment Operations[1]	(1,917.0)		(1,878.7)
Net Sales	26,127.9		23,943.0		9.1

Operating Segment Income[2]	3Q’21	Margin %	3Q’20	Margin %	Change %
Cable	5,064.5	42.0	4,796.7	42.0	5.6
Sky	2,261.7	41.4	2,436.7	43.5	(7.2)
Content	3,389.6	37.2	3,294.7	41.0	2.9
Other Businesses	253.2	18.0	3.3	0.4	n/a
Operating Segment Income	10,969.0	39.1	10,531.4	40.8	4.2
Corporate Expenses	(480.7)	(1.7)	(374.9)	(1.5)	28.2
Depreciation and Amortization	(5,347.8)	(20.5)	(5,235.9)	(21.9)	2.1
Other (Expense) Income, net	(293.7)	(1.1)	666.0	2.8	n/a
Intersegment Operations	(15.6)	(0.1)	(17.5)	(0.1)	(10.9)
Operating Income	4,831.2	18.5	5,569.1	23.3	(13.2)
[1] For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2] Operating segment income is defined as operating income before depreciation and amortization, corporate expenses and other (expense) income, net.

Cable

Total net additions for the quarter were approximately 52.0 thousand RGUs. Quarterly growth was mainly driven by broadband net additions of 24.6 thousand RGUs and voice net additions of 68.3 thousand RGUs. Video net additions decreased by 59.1 thousand RGUs. izzi Móvil added 18.2 thousand RGUs.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of September 30, 2021 and 2020.

RGUs	3Q’21 Net Adds	3Q’21	3Q’20
Video	(59,067)	4,155,529	4,333,908
Broadband	24,595	5,590,783	5,303,245
Voice	68,300	4,485,738	4,187,264
Mobile	18,202	138,979	40,114
Total RGUs	52,030	14,371,029	13,864,531

Third-quarter sales increased by 5.8% to Ps.12,066.6 million compared with Ps.11,407.9 million in third-quarter 2020 driven by net additions in broadband and voice, and by some price realignments.

Third-quarter operating segment income increased by 5.6% to Ps.5,064.5 million compared with Ps.4,796.7 million in third-quarter 2020. Margin of 42.0% was mostly in line with the third quarter of 2020.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our MSO and enterprise operations for the third-quarter of 2021 and 2020.

MSO Operations(1) Millions of Mexican pesos	3Q’21	3Q’20	Change %
Revenue	10,823.0	10,227.4	5.8
Operating Segment Income	4,583.4	4,323.1	6.0
Margin (%)	42.3	42.3

Enterprise Operations(1) Millions of Mexican pesos	3Q’21	3Q’20	Change %
Revenue	1,744.4	1,734.0	0.6
Operating Segment Income	629.9	611.3	3.0
Margin (%)	36.1	35.3
(1)	These results do not include consolidation adjustments of Ps.500.8 million in revenues nor Ps.148.8 million in operating segment income for the third-quarter of 2021, neither the consolidation adjustments of Ps.553.5 million in revenues nor Ps.137.7 million in operating segment income for the third-quarter of 2020. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Third-quarter sales and operating segment income in our MSO operations increased by 5.8% and 6.0%, respectively. Third-quarter sales in our Enterprise operations increased by 0.6%, mainly due to the timing of revenue recognition, and operating segment income increased by 3.0%.

Sky

During the third-quarter, Sky continued growing its broadband business after adding 15.4 thousand broadband RGUs reaching a total of 722.5 thousand broadband RGUs. Sky lost 1.6 thousand video RGUs.

The following table sets forth the breakdown of RGUs per service type for Sky as of September 30, 2021 and 2020.

RGUs	3Q’21 Net Adds	3Q’21	3Q’20
Video	(1,598)	7,488,278	7,472,350
Broadband	15,366	722,481	594,011
Voice	(36)	649	837
Mobile	13,023	27,555	-
Total RGUs	26,755	8,238,963	8,067,198

Third-quarter sales decreased by 2.5% to Ps.5,459.4 million compared with Ps.5,597.9  million in the third-quarter of 2020, mainly explained by lower recharges of Sky’s prepaid packages as children are returning to school to in-person classes and workers are gradually going back to the office.

Third-quarter operating segment income decreased by 7.2%, reaching Ps.2,261.7 million compared with Ps.2,436.7 million in the third-quarter of 2020. The decline was driven by the amortization of certain sporting events, such as the UEFA Euro 2020 and the CONMEBOL America Cup, which were cancelled last year due to the COVID-19 social distancing measures.

Content

Third-quarter sales increased by 13.4% to Ps.9,109.8 million compared with Ps.8,033.4 million in the third-quarter of 2020.

Millions of Mexican pesos	3Q’21%		3Q’20%		Change %
Advertising	4,823.8	53.0	4,164.4	51.8	15.8
Network Subscription	1,323.9	14.5	1,331.7	16.6	(0.6)
Licensing and Syndication	2,962.1	32.5	2,537.3	31.6	16.7
Net Sales	9,109.8		8,033.4		13.4

Advertising

Third-quarter Advertising sales increased by 15.8% to Ps.4,823.8 million compared with Ps.4,164.4 million in the third-quarter of 2020. This represents a strong recovery across most categories among our private sector clients with respect to the third-quarter of 2020 driven by the economic recovery and the success of free-to-air television to build and improve brand recognition, and sell products and services in Mexico.

Network Subscription
Third-quarter Network Subscription sales decreased by 0.6% to Ps.1,323.9 million compared with Ps.1,331.7 million in the third-quarter of 2020.
Licensing and Syndication
Third-quarter Licensing and Syndication sales increased by 16.7% to Ps.2,962.1 million, compared with Ps.2,537.3 million in the third-quarter of 2020. Royalties from Univision increased by 20.2% to U.S.$110.7 million, mainly due to Univision’s strong operating performance.

Third-quarter operating segment income increased by 2.9% to Ps.3,389.6 million compared with Ps.3,294.7 million in the third-quarter of 2020. Our Content margin contracted by 380 basis points to 37.2% due to additional operational expenses associated with more production of content, including sporting rights related to the Olympics and the Gold Cup.
Other Businesses
Third-quarter sales increased by 80.1% to Ps.1,409.1 million compared with Ps.782.5 million in the third-quarter of 2020.

Third-quarter operating segment income was Ps.253.2 million compared with an income of Ps.3.3 million in the third-quarter of 2020.

Corporate Expense

Corporate expense increased by Ps.105.8 million, or 28.2%, to Ps.480.7 million in the third quarter of 2021, from Ps.374.9 million in the third-quarter of 2020. Corporate expense reflected primarily a share-based compensation expense.

Share-based compensation expense in the third quarter of 2021 and 2020 amounted to Ps.282.1 million and Ps.193.9 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Income or Expense, Net

Other income or expense, net, changed by Ps.959.7 million, to Ps.293.7 million other expense, net, in the third-quarter of 2021, from Ps.666.0 million other income, net, in the third quarter of 2020. This change reflected primarily the absence of a Ps.933.5 million net pre-tax gain on disposition of the 50% equity stake in our former Radio business, which was concluded in July 2020. We also had a higher loss on disposition of property and equipment, surcharges for payment of taxes from prior years, and an increase in other expense related to legal and financial advisory professional services.

These unfavorable changes were partially offset by Ps.207.6 million other cash income received by one of our companies in our Cable segment as a result of a favorable outcome in connection with a claim made on tariff differences for interconnection services provided in prior years by a third-party vendor.

The following table sets forth the breakdown of cash and non-cash other (expense) income, net, stated in millions of Mexican pesos, for the third quarter ended September 30, 2021 and 2020.

Other (Expense) Income, net	3Q’21	3Q’20
Cash	(379.1)	786.2
Non-cash	85.4	(120.2)
Total	(293.7)	666.0

Finance Income or Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the third quarter ended September 30, 2021 and 2020.

	3Q’21	3Q’20	Favorable (Unfavorable) Change
Interest expense	(2,274.1)	(2,788.9)	514.8
Interest income	186.0	275.3	(89.3)
Foreign exchange (loss) gain, net	(2,560.0)	3,077.8	(5,637.8)
Other finance expense, net	(244.3)	(254.6)	10.3
Finance (expense) income, net	(4,892.4)	309.6	(5,202.0)

Finance income or expense, net, changed by Ps.5,202.0 million, to a finance expense, net, of Ps.4,892.4 in the third quarter of 2021, from a finance income, net, of Ps.309.6 million in the third quarter of 2020.

This change reflected:

I.
a Ps.5,637.8 million unfavorable change in foreign exchange gain or loss, net, resulting primarily from a 3.7% depreciation of the Mexican peso against the U.S. dollar on a higher average net U.S. dollar liability position in the third quarter of 2021, in comparison to a 4.0% appreciation in the third quarter of 2020; and

II.	a Ps.89.3 million decrease in interest income, explained primarily by a lower average of cash and cash equivalents in the third quarter of 2021.
These unfavorable variances were partially offset by:

I.	a Ps.514.8 million decrease in interest expense, primarily by a lower average of principal amount of debt in the third quarter of 2021; and
II.	a Ps.10.3 million decrease in other finance expense, net, resulting primarily from a lower loss in fair value of our derivative contracts in the third quarter of 2021.

Share of Income or Loss of Associates and Joint Ventures, Net

Share of income or loss of associates and joint ventures, net, changed by Ps.1,360.2 million, to a share of income of Ps.1,240.3 million in the third quarter of 2021, from a share of loss of Ps.119.9 million in the third quarter of 2020. This favorable change reflected mainly (i) a higher share of income of Univision Holdings II, Inc. (“UHI II”), the controlling company of Univision Holdings, Inc. (“UHI”) and Univision Communications Inc. (“Univision”); and (ii) a favorable change in share of income or loss of OCESA Entretenimiento, S.A. de C.V., a live entertainment company with operations primarily in Mexico, where we maintain a 40% stake.

Share of loss of associates and joint ventures, net, for the third quarter of 2021, includes primarily our share of income of UHI II.

Income Taxes

Income taxes decreased by Ps.2,007.8 million, to Ps.111.4 million in the third quarter of 2021 compared with Ps.2,119.2 million in the third quarter of 2020. This decrease reflected primarily a lower income tax base.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.17.2 million, or 5.9%, to Ps.307.1 million in the third quarter of 2021, compared with Ps.289.9 million in the third quarter of 2020. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Cable segment, which was partially offset by a lower portion of net income attributable to non-controlling interests in our Sky segment.

Net income attributable to non-controlling interests for the third quarter of 2021, includes primarily net income attributable to non-controlling interests in our Cable and Sky segments.

Capital Expenditures

During the third quarter of 2021, we invested approximately U.S.$362.6 million in property, plant and equipment as capital expenditures. The following table sets forth the breakdown by segment of capital expenditures for the third quarter of 2021 and 2020, in millions of U.S. dollars. Our plan to pass two million homes with fiber-to-the home (FTTH) is on track, explaining the capital expenditures increase in our Cable segment.

Capital Expenditures Millions of U.S. Dollars	3Q’21	3Q’20
Cable	274.0	172.6
Sky	63.3	64.9
Content and Other Businesses	25.3	13.8
Total	362.6	251.3

Transaction Agreement with UHI

On April 13, 2021, we and UHI announced a transaction agreement (the “Transaction Agreement”) in which our content and media assets will be combined with UHI II (the successor company of UHI), and we will continue to participate in UHI II, with an equity stake of approximately 45% following the closing of the transaction. We will retain ownership of our Cable, Sky and Other Businesses segments, as well as the main real estate associated with the production facilities, the broadcasting concessions and transmission infrastructure in Mexico.

In connection with this transaction, our Board of Directors, our Stockholders, and the Board of Directors of UHI have each approved the combination. The transaction is expected to close as early as in the fourth quarter of 2021, subject to customary closing conditions, including receipt of regulatory approvals primarily in the United States and Mexico.

On May 18, 2021, UHI concluded a reorganization pursuant to which, among other things, UHI II became a holding company owning 100% of the issued and outstanding capital stock of UHI. In connection with this reorganization, which was effectuated by UHI in connection with the transaction with us referred to above, we exchanged all of our shares of the capital stock of UHI for the same number and class of newly issued shares of UHI II. As a result, beginning on that date, we own an equity interest in the capital stock of UHI II, the controlling company of UHI and Univision, of approximately 36% on a fully-diluted basis.

We will continue to consolidate the results of our Content business until we cease to have control of this business segment. Also, we will continue to present our Content business as a reportable segment of continuing operations until the assets and liabilities to be combined become available for immediate disposal following certain reorganization activities contemplated by the Transaction Agreement, and all of the regulatory approvals have been obtained by the parties.

Debt and Lease Liabilities

The following table sets forth our total debt and lease liabilities as of September 30, 2021 and December 31, 2020. Amounts are stated in millions of Mexican pesos.

	September 30, 2021	December 31, 2020	Increase (decrease)
Current portion of long-term debt	2,045.6	617.0	1,428.6
Long-term debt, net of current portion	123,389.1	121,936.0	1,453.1
Total debt [1]	125,434.7	122,553.0	2,881.7
Current portion of long-term lease liabilities	1,341.5	1,277.7	63.8
Long-term lease liabilities, net of current portion	7,867.0	8,014.6	(147.6)
Total lease liabilities	9,208.5	9,292.3	(83.8)
Total debt and lease liabilities	134,643.2	131,845.3	2,797.9
(1) As of September 30, 2021 and December 31, 2020, total debt is presented net of finance costs in the amount of Ps.1,236.4 million and Ps.1,324.3 million, respectively.

As of September 30, 2021, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, temporary investments, and certain non-current investments in financial instruments) was Ps.108,781.9 million. The aggregate amount of non-current investments in financial instruments included in our consolidated net debt position as of September 30, 2021, amounted to Ps.4,146.8 million.

Shares Outstanding

As of September 30, 2021 and December 31, 2020, our shares outstanding amounted to  327,624.9 million and 325,992.5 million shares, respectively, and our CPO equivalents outstanding amounted to 2,800.2 million and 2,786.3 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of September 30, 2021 and December 31, 2020, the GDS (Global Depositary Shares) equivalents outstanding amounted to 560.0 million and 557.3 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Sustainability

Televisa remains in the FTSE4Good Index Series for the fifth consecutive year. The Company is included in three FTSE4Good Index Series: FTSE4Good Emerging Markets, FTSE4Good Emerging Latin America, and FTSE4Good BIVA. The FTSE4Good Index Series is a market-leading tool for investors seeking to invest in companies that demonstrate good sustainability practices.

COVID-19 Impact

For the quarter ended September 30, 2021, the financial crisis caused by the COVID-19 pandemic still had a negative effect on our business, financial position and results of operations, and it is currently difficult to predict the degree of the impact in the future.
We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings.  In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand for our products across our segments as our clients and customers reduce or defer their spending.
Although vaccination efforts have continued, the Mexican Government is still implementing its plan to reactivate economic activities in accordance with color-based phases determined on a weekly basis in every state of the country. Most non-essential economic activities are open, and the authorities have continued to lift limitations on capacity and hours of operation. Notwithstanding the foregoing, during the quarter ended September 30, 2021, this has affected, and is still affecting the ability of our employees, suppliers and customers to conduct their functions and businesses in their typical manner.

As of this date, given that they are considered essential economic activities, we have continued operating our media and telecommunications businesses uninterrupted to continue benefiting the country with connectivity, entertainment and information, and during the quarter ended September 30, 2021, we continued with the production of new content in accordance with the requirements and health guidelines imposed by the Mexican Government.  Our Content business continued to recover as a result of the easing in lockdown restrictions in most jurisdictions in which our customers are located. Notwithstanding the foregoing, we are partially dependent on the demand for advertising from consumer-focused companies, and even though most of our customers have increased their advertising investments as compared to the third quarter of 2020, the COVID-19 pandemic could cause advertisers to again reduce or postpone their advertisement spending on our platforms.
In our Other Businesses segment, sporting and other entertainment events for which we have broadcast rights, or which we produce, organize, promote and/or are located in venues we own, are operating with some restrictions and taking the corresponding sanitary measures, and to date all of our casinos have resumed operations with reduced capacity and hours of operation.  When local authorities approve the re-opening of the venues that are still not operating, additional rules may be enacted, including capacity and operating hours restrictions; these may affect the results of our Other Businesses segment in the following months.
Notwithstanding the foregoing, the authorities may impose restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines, which could be expensive or burdensome to implement, and which may affect our operations.
The magnitude of the impact on our business will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, we are not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting our business, financial position and results of operations over the near, medium or long-term.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2020, which are available on the “Reports and Filings” section of our investor relations website at televisair.com.

About Televisa
Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 27 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”), a leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity representing approximately 36% on a fully-diluted basis of the equity capital in Univision Holdings II, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, feature-film production and distribution, and gaming.
Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward Looking Statements” in the Company’s Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Statements contained in this release relating to the COVID-19 outbreak, the impact of which on our business performance and financial results remains inherently uncertain, are forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information)

###

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva. VP, Head of Investor Relations rvillanuevab@televisa.com.mx
Santiago Casado. Investor Relations Director. scasado@televisa.com.mx

Media Relations:

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Millions of Mexican Pesos)

	September 30,		December 31,
	2021		2020
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	21,704.8	Ps.	29,058.1
Temporary investments		9.7		-
Trade notes and accounts receivable, net		15,414.3		12,343.8
Other accounts and notes receivable, net		15,443.0		12,655.5
Due from related parties		684.0		787.0
Transmission rights and programming		7,358.8		6,396.2
Inventories		2,272.0		1,641.3
Contract costs		1,570.9		1,598.4
Assets held for sale		503.4		-
Other current assets		4,489.1		4,580.8
Total current assets		69,450.0		69,061.1

Non-current assets:
Transmission rights and programming		10,964.6		7,982.8
Investments in financial instruments		7,721.6		7,002.7
Investments in associates and joint ventures		25,374.8		22,813.5
Property, plant and equipment, net		87,078.8		83,281.6
Right-of-use assets, net		7,122.6		7,212.2
Intangible assets, net		42,667.9		42,724.2
Deferred income tax assets		31,410.3		27,999.7
Contract costs		3,364.0		2,943.1
Other assets		447.0		225.4
Total non-current assets		216,151.6		202,185.2
Total assets	Ps.	285,601.6	Ps.	271,246.3

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Millions of Mexican Pesos)

	September 30,		December 31,
	2021		2020
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt	Ps.	2,045.6	Ps.	617.0
Interest payable		1,909.9		1,934.7
Current portion of lease liabilities		1,341.5		1,277.7
Derivative financial instruments		432.8		2,017.0
Trade accounts payable and accrued expenses		23,038.5		21,943.2
Customer deposits and advances		12,723.2		5,935.9
Income taxes payable		1,488.4		2,013.5
Other taxes payable		4,111.7		4,463.3
Employee benefits		1,450.8		1,262.6
Due to related parties		67.8		83.0
Other current liabilities		2,947.6		2,161.6
Total current liabilities		51,557.8		43,709.5
Non-current liabilities:
Long-term debt, net of current portion		123,389.1		121,936.0
Lease liabilities, net of current portion		7,867.0		8,014.6
Derivative financial instruments		156.0		1,459.3
Income taxes payable		129.8		767.1
Deferred income tax liabilities		3,006.0		1,786.3
Post-employment benefits		2,199.3		2,080.7
Other long-term liabilities		3,890.0		3,553.7
Total non-current liabilities		140,637.2		139,597.7
Total liabilities		192,195.0		183,307.2

EQUITY
Capital stock		4,836.7		4,907.8
Additional paid-in-capital		15,889.8		15,889.8
		20,726.5		20,797.6
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		80,334.1		83,391.7
Net income (loss) for the period		2,357.9		(1,250.3)
		84,831.0		84,280.4
Accumulated other comprehensive loss, net		(12,597.8)		(15,556.8)
Shares repurchased		(14,567.3)		(16,079.1)
		57,665.9		52,644.5
Equity attributable to stockholders of the Company		78,392.4		73,442.1
Non-controlling interests		15,014.2		14,497.0
Total equity		93,406.6		87,939.1
Total liabilities and equity	Ps.	285,601.6	Ps.	271,246.3

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(Millions of Mexican Pesos)

	Three months ended September 30,				Nine months ended September 30,
	2021		2020		2021		2020
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Net sales	Ps.	26,127.9	Ps.	23,943.0	Ps.	74,710.0	Ps.	69,579.0

Cost of sales		15,358.2		13,871.0		43,788.1		41,550.8

Selling expenses		2,642.4		2,312.3		7,736.9		7,568.7

Administrative expenses		3,002.4		2,856.6		9,982.2		9,428.0
Income before other expense		5,124.9		4,903.1		13,202.8		11,031.5
Other (expense) income, net		(293.7)		666.0		(845.5)		657.4
Operating income		4,831.2		5,569.1		12,357.3		11,688.9
Finance expense		(5,078.4)		(3,043.5)		(10,140.4)		(11,374.6)
Finance income		186.0		3,353.1		573.1		2,887.7
Finance (expense) income, net		(4,892.4)		309.6		(9,567.3)		(8,486.9)
Share of income (loss) of associates and joint ventures, net		1,240.3		(119.9)		2,181.3		(5,330.9)
Income (loss) before income taxes		1,179.1		5,758.8		4,971.3		(2,128.9)
Income taxes		(111.4)		(2,119.2)		(1,807.9)		(1,145.8)
Net income (loss)	Ps.	1,067.7	Ps.	3,639.6	Ps.	3,163.4	Ps.	(3,274.7)

Net income (loss) attributable to:
Stockholders of the Company	Ps.	760.6	Ps.	3,349.7	Ps.	2,357.9	Ps.	(4,562.7)
Non-controlling interests		307.1		289.9		805.5		1,288.0
Net income (loss)	Ps.	1,067.7	Ps.	3,639.6	Ps.	3,163.4	Ps.	(3,274.7)

Basic earnings (loss) per CPO attributable to stockholders of the Company	Ps.	0.28	Ps.	1.17	Ps.	0.85	Ps.	(1.61)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 26, 2021	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel